                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the transition period from__________________to______________________________
Commission file number 000-31207


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Mutual Savings Bank 401(k) Savings and Investment Plan 4949 W. Brown Deer Rd.
                  P.O. Box 245034
                  Milwaukee, WI  53224-9534

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Bank Mutual Corporation
                  4949 W. Brown Deer Road
                  P.O. Box 245034
                  Milwaukee, WI  53224-9534

                                   SIGNATURES


                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            MUTUAL SAVINGS BANK 401(k)
                                            SAVINGS AND INVESTMENT PLAN

         Date:   June 26, 2001

                                            /s/ EUGENE H. MAURER, JR.
                                            ------------------------------------
                                                Eugene H. Maurer, Jr., Trustee

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN
                                                            Milwaukee, Wisconsin


                                                        FINANCIAL STATEMENTS AND
                                                          SUPPLEMENTAL SCHEDULES
                                          Years Ended December 31, 2000 and 1999

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                          Years Ended December 31, 2000 and 1999



                                TABLE OF CONTENTS


INDEPENDENT AUDITOR'S REPORT................................................................................................1

FINANCIAL STATEMENTS
     Statements of Net Assets Available for Benefits........................................................................2
     Statement of Changes in Net Assets Available for Benefits..............................................................3
     Notes to Financial Statements..........................................................................................4

SUPPLEMENTAL SCHEDULES
     Schedule 1 - Schedule H, Item IV(i) - Schedule of Assets Held for Investment Purposes..................................9
     Schedule 2 - Schedule H, Item IV(j) - Schedule of Reportable (5%) Transactions........................................10



                              [WIPFLI LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT



Trustees
Mutual Savings Bank
 Savings and Investment Plan
Milwaukee, Wisconsin


We have audited the accompanying statement of net assets available for benefits of Mutual Savings Bank Savings and Investment Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of Mutual Savings Bank Savings and Investment Plan as of December 31, 1999, was audited by other auditors whose report dated August 4, 2000, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended December 31, 2000, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Wipfli Ullrich Bertelson LLP


May 31, 2001
Green Bay, Wisconsin

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      December 31, 2000 and 1999



                                                                      2000                1999
----------------------------------------------------------------------------------------------------

ASSETS

Cash                                                                    $21,679                  $0
Investments                                                           3,613,410           4,219,627

Receivables:
  Employer contribution                                                       0                 362
  Participant contribution                                                    0                 114
----------------------------------------------------------------------------------------------------

    Total receivables                                                         0                 476
----------------------------------------------------------------------------------------------------

Net assets available for benefits                                    $3,635,089          $4,220,103
====================================================================================================



See accompanying notes to financial statements.                                2

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    Year Ended December 31, 2000



==================================================================================
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income - Interest and dividends                             $123,854
----------------------------------------------------------------------------------

Contributions:
  Participant                                                             545,723
  Employer                                                                 76,069
  Rollover                                                                 37,277
----------------------------------------------------------------------------------

    Total contributions                                                   659,069
----------------------------------------------------------------------------------

  Total additions                                                         782,923
----------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Net depreciation in fair value of investments                           687,557
  Benefits paid to participants                                           680,380
----------------------------------------------------------------------------------

  Total deductions                                                      1,367,937
----------------------------------------------------------------------------------

Net deductions                                                           (585,014)
Net assets available for benefits at beginning                          4,220,103
----------------------------------------------------------------------------------

Net assets available for benefits at end                               $3,635,089
==================================================================================



See accompanying notes to financial statements.                               3

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS




NOTE 1   PLAN DESCRIPTION

         The following description of Mutual Savings Bank Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution savings and investment plan covering substantially all employees of Mutual Savings Bank (the "Bank") (a wholly owned subsidiary of Bank Mutual Corporation) who have been employed for one year, earn 1,000 hours of service, and are 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Bank.

         EMPLOYEE CONTRIBUTIONS

         Participants may elect to defer a portion of their cash compensation (up to the lesser of 10% of annual compensation or $10,500 in 2000) and contribute this amount to the Plan. Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant.

         EMPLOYER CONTRIBUTIONS

         The Bank makes matching contributions equal to 20% of the employee's contributions. Employee contributions over 5% of annual cash compensation are not matched. Matching contributions are funded at each payroll date along with employee contributions. In addition, the Bank, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Bank. No discretionary contributions were made in 2000.

         PARTICIPANTS' ACCOUNTS

         Each participant's account is credited with the participant's contributions, the Bank's matching and discretionary contributions, and plan earnings (based on participant's investment election and account balance).

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS





NOTE 1   PLAN DESCRIPTION (Continued)

         VESTING

         All employee and employer contributions are 100% vested immediately.

         EXPENSES OF THE PLAN

         Administrative expenses, investment advisory fees, and substantially all other expenses incurred in conjunction with the Plan are paid by the Bank.

         PAYMENT OF BENEFITS

         Plan benefits are available at normal retirement, deferred retirement, early withdrawal, disability retirement, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution.

         PLAN TERMINATION

         The Bank has reserved the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants' accounts will be distributed to participants in accordance with the Plan's provisions.


NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         METHOD OF ACCOUNTING

         The accounting records of Mutual Savings Bank Savings and Investment Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

         USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

         The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

                                                MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         INVESTMENT VALUATION

         Investments are stated at fair value. Investments in certificates of deposit are stated at cost which approximates fair value. Mutual funds are carried at current value which represents the quoted market values of the underlying investments. The fair value of Bank Mutual Corporation common stock is its quoted market price. Security transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

         Both realized and unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS



NOTE 3   INVESTMENTS

         The following is a schedule of investments that individually represent 5% or more of the Plan's net assets at December 31:


                                                    2000                                    1999
                                       ------------------------------       ---------------------------------
                                           ASSET FAIR     PERCENT OF            ASSET FAIR       PERCENT OF
                                             VALUE        NET ASSETS              VALUE          NET ASSETS
-------------------------------------------------------------------------------------------------------------

Mutual Savings Bank
Certificates of Deposit:
  6.87%, due July 22, 2002                  $508,213            14.0                 $0              0.0
  5.39%, due July 22, 2000                         0             0.0            723,958             17.2
The Nicholas Fund                                  0             0.0          1,878,141             44.5
Fidelity Asset Manager Fund                        0             0.0            743,694             17.6
Mutual Savings Bank Money
Market Deposit Account                             0             0.0            575,189             13.6
Vanguard Long-Term Corporate Fund                  0             0.0            298,645              7.1
Janus Twenty Fund                            851,363            23.4                  0              0.0
American Century Income & Growth Fund        394,623            10.9                  0              0.0
Dreyfus Appreciation Fund                    255,923             7.0                  0              0.0
Oppenheimer Quest Balanced Fund              244,944             6.7                  0              0.0
Bank Mutual Corporation Common Stock       1,208,695            33.3                  0              0.0


During 2000, the Plan's investments (including investments bought or sold during the year as well as those held at the end of the year) depreciated as follows:

Mutual funds                                                                                   ($625,084)
Bank Mutual Corporation common stock                                                             (62,473)
----------------------------------------------------------------------------------------------------------

Net depreciation                                                                               ($687,557)
==========================================================================================================

                                                                               7

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


NOTE 4   TRANSACTIONS WITH PARTIES-IN-INTEREST

         Mutual Savings Bank serves as the sponsor of the Plan. As of December 31, 2000, Mutual Savings Bank is a wholly owned subsidiary of Bank Mutual Corporation. The Plan had the following transactions with Bank Mutual Corporation:



         Purchases of stock:
           Number of shares                                                     130,415
           Value of shares on transaction dates                              $1,303,011

         Sales of stock:
           Number of shares                                                       3,184
           Value of shares on transaction dates                                 $27,706




         At December 31, 2000 and 1999, the Plan held 127,231 shares and 0 shares, respectively, of Bank Mutual Corporation common stock.


NOTE 5   TAX-EXEMPT STATUS OF PLAN

         On September 9, 1994, the Internal Revenue Service declared that the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

                                                          SUPPLEMENTAL SCHEDULES
--------------------------------------------------------------------------------

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN
                                           Plan's EIN #39-0491685      Plan #002

                      SCHEDULE 1 - SCHEDULE ITEM IV(i) - SCHEDULE OF ASSETS HELD
                                                         FOR INVESTMENT PURPOSES
                                                               December 31, 2000

------------------------------------------------------------------------------------------------------------------------------
                                           DESCRIPTION OF INVESTMENT INCLUDING
  IDENTITY OF ISSUE, BORROWER,             MATURITY DATE, RATE OF INTEREST,                                     CURRENT
    LESSOR, OR SIMILAR PARTY               COLLATERAL, PAR, OR MATURITY VALUE                     COST           VALUE
------------------------------------------------------------------------------------------------------------------------------

Mutual Savings Bank*                       6.87%, due July 22, 2002 - Certificate of
                                           deposit                                              $508,213        $508,213
-------------------------------------------------------------------------------------------------------------------------

Janus Twenty Fund                           15,535.823 shares - Mutual fund                    1,212,080         851,363
American Century Income & Growth            13,071.305 shares - Mutual fund                      435,431         394,623
Dreyfus Appreciation Fund                   5,960.016 shares - Mutual fund                       276,279         255,923
Oppenheimer Quest Balanced Value A          15,129.350 shares - Mutual fund                      238,014         244,944
Deutsche International Fund                 2,974.441 shares - Mutual fund                        93,174          75,283
Dreyfus Founders Balanced Fund              3,959.653 shares - Mutual fund                        42,258          36,508
Invesco Value Total Return Fund             974.490 shares - Mutual fund                          27,349          25,756
Warburg Pincus Fixed Income Fund            1,208.163 shares - Mutual fund                        11,752          12,082
Schwab Retirement Money Fund                20.25 shares - Mutual fund                                20              20
-------------------------------------------------------------------------------------------------------------------------

                                            Total mutual funds                                 2,336,357       1,896,502
-------------------------------------------------------------------------------------------------------------------------

Bank Mutual Corporation*                    127,231 shares - Common stock                      1,271,167       1,208,695
-------------------------------------------------------------------------------------------------------------------------

                                            Total assets held for investment purposes         $4,115,737      $3,613,410
=========================================================================================================================

*Represents a party-in-interest.

See Independent Auditor's Report.                                              9

                                                 MUTUAL SAVINGS BANK SAVINGS AND
                                                                 INVESTMENT PLAN
                                                Plan's EIN #39-0491685 Plan #002

  SCHEDULE 2 - SCHEDULE H, ITEM IV(J) - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                                           Year December 31,2000

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         CURRENT VALUE
                                                                                 EXPENSE                  OF ASSET ON
       DESCRIPTION OF ASSET                  PURCHASE     SELLING      LEASE  INCURRED WITH   COST OF    TRANSACTION      NET GAIN
                                              PRICE        PRICE       RENTAL  TRANSACTION     ASSET        DATE         OR (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

The Nicholas Fund                                 $N/A    $1,826,224   $N/A          $0    $1,855,382   $1,826,224       ($29,158)

Fidelity Asset Manager Fund                        N/A       721,031    N/A           0       727,100      721,031         (6,069)

Mutual Savings Bank Money Market
Deposit Acct.*                                     N/A       575,189    N/A           0       575,189      575,189              0

Vanguard Long-Term Corporate Fund                  N/A       296,632    N/A           0       299,040      296,632         (2,408)

American Century Income Fund                   686,794           N/A    N/A           0       686,794      686,794            N/A
American Century Income Fund                       N/A       237,088    N/A           0       251,363      237,088        (14,275)

Deutsche International Fund                    266,170           N/A    N/A           0       266,170      266,170            N/A
Deutsche International Fund                        N/A       153,557    N/A           0       172,997      153,557        (19,440)

Dreyfus Appreciation Fund                      495,419           N/A    N/A           0       495,419      495,419            N/A
Dreyfus Appreciation Fund                          N/A       211,755    N/A           0       219,140      211,755         (7,385)

Janus Twenty Fund                            2,254,126           N/A    N/A           0     2,254,126    2,254,126            N/A
Janus Twenty Fund                                  N/A       946,210    N/A           0     1,042,046      946,210        (95,836)

Oppenheimer Quest Balanced Value A Fund        384,827           N/A    N/A           0       384,827      384,827            N/A
Oppenheimer Quest Balanced Value A Fund            N/A       145,528    N/A           0       146,813      145,528         (1,285)

Bank Mutual Corporation Common Stock*        1,303,011           N/A    N/A           0     1,303,011    1,303,011            N/A
Bank Mutual Corporation Common Stock*              N/A        27,706    N/A           0        31,844       27,706         (4,138)

* Represents a party-in-trust.
See Independent Auditor's Report.

                                                                              10